

Sanderson Farms
2004 ANNUAL REPORT
delivering
our best

COMPANY PROFILE

Sanderson Farms, Inc. is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company sells its chicken products primarily under the Sanderson Farms® brand name to retailers, distributors and casual dining operators in the southeastern, southwestern and western United States. Through its foods division, the Company also sells, under the Sanderson Farms® name, processed and prepared frozen entrees and other specialty food products to distributors, food service establishments and retailers.

The common shares of Sanderson Farms, Inc. are traded on the Nasdaq National Market under the symbol SAFM.

Sanderson Farms® is a registered trademark of Sanderson Farms, Inc.



(In thousands, except per share data)	OCTOBER 31 2004	2003
THE FISCAL YEAR		
Net sales	$ 1,052,297	$ 872,235
Net income	$ 91,428	$ 54,061
Basic earnings per share	$ 4.62	$ 2.78
Diluted earnings per share	$ 4.57	$ 2.75
Dividends per share	$ 0.84	$ 0.61
Weighted average shares outstanding		
Basic	19,789	19,462
Diluted	19,995	19,689
AT FISCAL YEAR-END		
Working capital	$ 150,624	$ 82,236
Total assets	$ 375,007	$ 298,905
Long-term debt, less current maturities	$ 10,918	$ 21,604
Stockholders' equity	$ 279,341	$ 197,099





By every measure, fiscal 2004 was a very successful year for Sanderson Farms. Our focus on operational execution and ability to capitalize on favorable market conditions resulted in the strongest performance in our history. We are proud to share with you our accomplishments and, more importantly, we are pleased to deliver another year of improved earnings to our shareholders.

Fiscal 2004 was marked by record sales that exceeded $1.0 billion for the first time, a significant milestone for Sanderson Farms. Notably, this number exceeded the previous record of $872.2 million in sales for fiscal 2003 by over 20 percent. Net income for the year totaled $91.4 million, or $4.57 per diluted share, compared with net income of $54.1 million, or $2.75 per diluted share, for last year. During fiscal 2004, the Company recognized $177,000, net of income taxes, for Sanderson Farms' share in the partial settlement of lawsuits against vitamin and methionine suppliers for overcharges, compared with total similar recoveries of $7.6 million, net of income taxes, or $0.38 per diluted share, during fiscal 2003.

We were fortunate to benefit from favorable market conditions in fiscal 2004, characterized by strong consumer demand for chicken and higher market prices. Overall, the average sales price for poultry products during fiscal 2004 was up over 17 percent compared with fiscal 2003. These improved prices more than offset the higher costs for corn and soybean meal, our primary feed ingredients, we experienced during the second half of our fiscal year. Our plant costs during fiscal 2004 continued to rank among the lowest in the industry, and our live grow-out performed exceptionally well. We are especially pleased to report that income from operations for the year was a record $150.2 million, a significant increase over $90.5 million in fiscal 2003. Our outstanding performance for the year reflects the strength of our operations, a favorable sales mix and higher volumes.

During fiscal 2004, we broadened our market scope and strengthened our position as a leading brand of the finest, 100% natural fresh chicken. Our sales programs continued to gain momentum in 2004, and we will work hard to build on our success in the marketplace and further extend the reach of our brand in 2005. The Sanderson Farms name continues to be well received in the marketplace and our valued customers include a growing number of retail grocery stores, food service accounts and national distributors. Our strong customer relationships and unwavering commitment to exceptional service allowed us to continue to grow our brand over the past year. We were also pleased with the positive acceptance of our fresh chicken advertising program we kicked off in all of our markets beginning in January 2004. We look forward to continuing this program with new ads during fiscal 2005.

Our operations have continued to run at near full capacity and the Company processed over 273 million chickens, or a record 1.6 billion dressed pounds, in fiscal 2004. We look forward to further growth with the construction of Sanderson Farms' new poultry complex in South Georgia. In May 2004, we announced that sites in Colquitt and Cook Counties, were selected for the construction of a new poultry complex. Sites near Adel in Cook County, were selected for a new feed mill and hatchery, while a site near Moultrie in Colquitt County, was selected for the construction of a new poultry processing plant and wastewater treatment facility. These facilities will comprise a state-of-the-art poultry complex with capacity to process 1.25 million birds per week at full capacity. Construction is underway as planned and we expect initial operations at the new complex will begin during the Company's fourth fiscal quarter of 2005.

We believe our expansion into the state of Georgia offers a unique opportunity to begin the next phase of growth for Sanderson Farms. The location of this new state-of-the-art poultry complex will put us closer to a growing list of customers in the southeast region of the country. More importantly, we believe this expansion will enhance our ability to drive revenues and earnings, and allow us to continue our record of building value for our shareholders.



LETTER TO SHAREHOLDERS

Since inception, Sanderson Farms has adhered to a business model that balances the need to deliver long-term shareholder value with social responsibility. As a testament to this model, we were pleased to again have the opportunity to share our success with others less fortunate in fiscal 2004. Among the many other organizations the Company supported with financial gifts during the year, our Board of Directors approved a substantial contribution to the general operating fund of the United Service Organizations, or "USO," marking the third consecutive year we have supported this organization. We continue to support the mission of the USO and its efforts to assist our armed forces, particularly while our nation is engaged in conflict. We hope that our contribution will benefit the men and women who have been deployed in Iraq and around the world to protect our freedom, as well as the many families and individuals who stand behind them.

In the fall of 2004, we witnessed what is clearly the most devastating hurricane activity in recent history in both Florida and the Gulf Coast areas of Alabama and Mississippi. We are proud that, in addition to the support given to the local chapter of the American Red Cross, the Company's Board approved a special $100,000 contribution to the American Red Cross Disaster Relief Fund to support the many families and individuals, including our customers, affected by these hurricanes. We commend the men and women of Sanderson Farms who spent many hours boxing ice in our plants and distributing tons of ice to families left without electricity in the days following the storms. We are proud of Sanderson Farms' record of social responsibility and we remain committed to the guiding principals that have provided a framework for our continued success.

Looking ahead, we enter fiscal 2005 with confidence that we will continue to build on our momentum and further extend our record of growth. While we certainly do not expect the peak pricing we experienced during fiscal 2004, the outlook appears promising for continued strong consumer demand for chicken and improvement in exports, which should produce a favorable market environment in fiscal 2005. We also will realize a significant reduction in our operating costs with materially lower prices projected for corn and soybean meal, our primary feed ingredients. We have already contracted for a portion of our feed grain needs for fiscal 2005, and we expect to realize savings of between $60 and $65 million during fiscal 2005 compared with fiscal 2004. Just as we did at the beginning of fiscal 2004, we met with our managers early this fiscal year to identify opportunities in our plants, in the field and in sales that we will work to capture during fiscal 2005, and we expect our overall operating performance to continue to improve.

Our success in fiscal 2004 reflects our ability to execute and a commitment to continually raising our standards of performance. We salute the incredible efforts of everyone associated with Sanderson Farms - our Board, managers, employees and our contract producers - who worked tirelessly over the past decade to execute a growth plan that has tripled the size of the Company. These same people are to be commended for a performance during 2004 that once again saw Sanderson Farms operating at the top of our industry, and we look forward with great expectations to what we can accomplish in the future.

We are excited about the opportunities ahead for Sanderson Farms and our prospects for continued growth. As always, our primary objective is to deliver greater value to our shareholders. Our core strengths, including operational excellence, a proven product mix, exceptional customer service, financial strength and our new expansion opportunity in Georgia, make us confident that we will reach our objectives in fiscal 2005.

Thank you for the support your investment provides.

Sincerely,

Joe F. Sanderson, Jr.
Chairman and Chief Executive Officer

Sales exceeded $1 billion this year



Our record financial and operating performance in fiscal 2004 has positioned Sanderson Farms among the top six poultry producers in the United States. Founded in 1947, Sanderson Farms was built on a foundation of honesty, integrity and family values. We are very proud that these same values have allowed us to achieve record growth and consistently operate at the top of our industry. Today, Sanderson Farms is recognized in the market as a leading provider of a wide range of chicken products and processed and prepared food items. We ship over 1.5 billion pounds of chicken products annually to nearly every state in the United States, much of it packaged under the Sanderson Farms label. Consumers can find our products wherever they prefer to eat or shop for food, from casual dining restaurants, retailers, and club stores to their favorite local grocery store. No matter where our products are sold, the Sanderson Farms brand always stands for the finest chicken on the market. We have built our reputation in the marketplace with an unrelenting focus on superior product quality, exceptional customer service and a strong brand identity.

Best performance





Sanderson Farms' chicken is 100% natural



Sanderson Farms has always delivered value to its customers with fresh, high-quality products. In every market we serve throughout the United States and the world, our chicken receives the same care and attention. Sanderson Farms' brand of fresh chicken is 100% natural, without any added salt, phosphates or broths. Our trusted brand is supported by an exceptional sales and marketing team. We offer additional value by packaging and labeling our products to meet our customers' specific merchandising needs. In addition, we sell over 100 prepared food items that reflect the same quality with added innovation and convenience suited for today's lifestyles. From soups and appetizers to fabulous entrees, Sanderson Farms offers a full menu of delicious, high-quality prepared foods. In packaging our chicken and frozen foods, we make sure each piece is of the absolute finest, most wholesome quality available. No matter where they buy our products, when consumers see the Sanderson Farms label on fresh chicken, they know they are getting delicious, natural, 100% chicken.

Best products


Sanderson Farms
Miss Goldy
CHICKEN.
NATURALLY.
Boneless, Skinless
BREAST
FILLETS
with Rib Meat




Now serving many of the nation's most popular grocery chains and restaurants



Sanderson Farms enjoys a long-standing tradition of providing fresh, quality products and exceptional customer service. Our ability to anticipate and meet the current demands of the marketplace has been a hallmark of our success. We work hard to offer a product line that reflects the changing taste preferences of consumers, and provides the assurance of always serving fresh, high-quality chicken. Customer satisfaction has always been a top priority for everyone associated with Sanderson Farms. We place a high value on the strong long-term relationships we enjoy with many customers. Our customers know the Sanderson Farms brand stands for quality, trust and convenience. Whether it is fresh chicken served at a favorite restaurant, a home-cooked family dinner, or prepared food items for busy working families, we have the products people want. And when customers buy our products, they know they are getting more than just high-quality products. They are also getting a strong commitment to service and the expertise of the entire Sanderson Farms team. Our customers always know they can count on us to deliver exceptional value.

Best service







Sanderson Farms delivered a record financial and operating performance in fiscal 2004. Our ability to drive revenues and earnings reflects solid execution of a strategy that has allowed us to continue to achieve considerable, but manageable growth. At the same time, we significantly enhanced our financial position, providing us with a strong foundation for further success. Our disciplined approach to financial management has been a key differentiator for the Company and has allowed us to consistently maintain a financial position that ranks among the strongest in the poultry industry. More importantly, we have the financial flexibility to pursue the next stage of our growth and continue to take advantage of new market opportunities as they present themselves.

Maintaining a strong balance sheet and carefully managing our working capital have always been top priorities for Sanderson Farms. At the end of our fiscal year, our balance sheet reflected $75.9 million in cash and cash equivalents, stockholders' equity of $279.3 million and net working capital of $150.6 million. The current ratio was a healthy 3.3 to 1 at the end of fiscal 2004. An inherent focus of our financial strategy is an emphasis on strong cash flow that allowed us to retire over $10 million of debt this year. As a result, our total debt at year-end was $15.3 million and our debt to total capitalization ratio was 5.2 percent compared with 11.6 percent a year ago. For fiscal 2004, interest expense was $1.6 million, a 40 percent decrease from the $2.5 million paid for interest during fiscal 2003, reflecting our lower outstanding debt.

During fiscal 2004, we generated cash flow well in excess of our capital expenditure needs and were pleased to again significantly reduce debt and reward our shareholders through dividends. During the fourth fiscal quarter, the Board of Directors declared a special dividend of $0.50 per share and increased the regular quarterly dividend to reflect a new annual dividend rate of $0.40 per share. We are pleased that our substantial progress enabled the Board to take these actions and provided an opportunity to share our success with our shareholders.

During fiscal 2004, we spent approximately $27.5 million on planned capital projects. We expect that our capital expenditures for fiscal 2005 will be approximately $125 million, and will be funded by cash on hand, internally generated working capital and cash flows from operations. Our capital budget includes approximately $7.2 million in operating leases, $13 million for construction of a new corporate office building, and $88.3 million for the Company's new poultry complex in Colquitt and Cook Counties, Georgia. We are proceeding on schedule and expect that initial operations at the new complex will begin during the Company's fourth fiscal quarter of 2005.

Our conservative approach to financial management has served us well and allowed us to withstand the business cycles that characterize our industry. As we enter fiscal 2005, we intend to stay on course by maintaining a strong financial position and creating a secure foundation for the future. We recognize that our primary objective as a public company is to protect the interests of our shareholders and to reward them for their investment and confidence in Sanderson Farms.

Thank you for your unwavering support.

Sincerely,

Mike Cockrell

D. Michael Cockrell
Treasurer and Chief Financial Officer



SELECTED FINANCIAL DATA

(In thousands, except per share data)	YEAR ENDED OCTOBER 31 2004	2003	2002	2001	2000
Net sales	$1,052,297	$ 872,235	$ 743,665	$ 706,002	$ 605,911
Operating income (loss)	150,154	90,522	49,977	51,094	(588)
Net income (loss)	91,428	54,061	28,840	27,784	(5,571)
Basic earnings (loss) per share	4.62	2.78	1.46	1.36	(0.27)
Diluted earnings (loss) per share	4.57	2.75	1.43	1.36	(0.27)
Working capital	150,624	82,236	68,452	76,969	71,334
Total assets	375,007	298,905	280,510	288,971	281,856
Long-term debt, less current maturities	10,918	21,604	49,969	77,212	107,491
Stockholders' equity	279,341	197,099	155,891	144,339	120,015
Cash dividends declared per share	$ 0.84	$ 0.61	$ .27	$ 0.13	$ 0.13

QUARTERLY FINANCIAL DATA



(In thousands, except per share data) (Unaudited)	FISCAL YEAR 2004 FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales	$ 226,441	$ 272,710	$ 293,923	$ 259,223
Operating income	31,383	54,972	55,775	8,024
Net income	18,986	33,437	33,944	5,061
Diluted earnings per share	$ 0.95	$ 1.67	$ 1.69	$ 0.25

(In thousands, except per share data) (Unaudited)	FISCAL YEAR 2003 FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Net sales	$ 184,188	$ 201,184	$ 232,151	$ 254,712
Operating income	9,404	21,322	25,726	34,070
Net income	5,337	12,816	15,408	20,500
Diluted earnings per share	$ 0.27	$ 0.65	$ 0.78	$ 1.04



CAUTIONARY STATEMENT REGARDING RISKS AND UNCERTAINTIES THAT MAY AFFECT FUTURE PERFORMANCE

This Annual Report, the periodic reports filed by the Company under the Securities Exchange Act of 1934, and other written or oral statements made by it or on its behalf, may include forward-looking statements, which are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and estimates expressed in such statements. These risks, uncertainties and other factors include, but are not limited to the following:

(1) Changes in the market price for the Company's finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets.

(2) Changes in economic and business conditions, monetary and fiscal policies or the amount of growth, stagnation or recession in the global or U.S. economies, either of which may affect the value of inventories, the collectability of accounts receivable or the financial integrity of customers.

(3) Changes in the political or economic climate, trade policies, laws and regulations or the domestic poultry industry of countries to which the Company or other companies in the poultry industry ship product, and other changes that might limit the Company's or the industry's access to foreign markets.

(4) Changes in laws, regulations, and other activities in government agencies and similar organizations applicable to the Company and the poultry industry and changes in laws, regulations and other activities in government agencies and similar organizations related to food safety.

(5) Various inventory risks due to changes in market conditions.

(6) Changes in and effects of competition, which is significant in all markets in which the Company competes, and the effectiveness of marketing and advertising programs. The Company competes with regional and national firms, some of which have greater financial and marketing resources than the Company.

(7) Changes in accounting policies and practices adopted voluntarily by the Company or required to be adopted by accounting principles generally accepted in the United States.

(8) Disease outbreaks affecting the production performance and/or marketability of the Company's poultry products.

(9) Changes in the availability and cost of labor and growers.

Readers are cautioned not to place undue reliance on forward-looking statements made by or on behalf of Sanderson Farms. Each such statement speaks only as of the day it was made. The Company undertakes no obligation to update or to revise any forward-looking statements. The factors described above cannot be controlled by the Company. When used in this Annual Report, the words "believes", "estimates", "plans", "expects", "should", "outlook" and "anticipates" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

GENERAL

The Company's poultry operations are integrated through its control of all functions relative to the production of its chicken products, including hatching egg production, hatching, feed manufacturing, raising chickens to marketable age ("grow-out"), processing and marketing. Consistent with the poultry industry, the Company's profitability is substantially impacted by the market price for its finished products and feed grains, both of which may fluctuate substantially and exhibit cyclical characteristics typically associated with commodity markets. Other costs, excluding feed grains, related to the profitability of the Company's poultry operations, including hatching egg production, hatching, growing, and processing cost, are responsive to efficient cost containment programs and management practices. Over the past three fiscal years, these other production costs have averaged approximately 62.5% of the Company's total production costs.



The Company believes that value-added products are subject to less price volatility and generate higher, more consistent profit margin than whole chickens ice packed and shipped in bulk form. To reduce its exposure to market cyclicality that has historically characterized commodity chicken market prices, the Company has increasingly concentrated on the production and marketing of value-added product lines with emphasis on product quality, customer service, and brand recognition. The Company adds value to its poultry products by performing one or more processing steps beyond the stage where the whole chicken is first saleable as a finished product, such as cutting, deep chilling, packaging and labeling the product. The Company believes that one of its major strengths is its ability to change its product mix to meet customer demands.

The Company's processed and prepared foods product line includes approximately 100 institutional and consumer packaged food items that it sells nationally, primarily to distributors, food service establishments and retailers. A majority of the prepared food items are made to the specifications of food service users.

Poultry prices per pound, as measured by the Georgia dock price, fluctuated during the three years ended October 31, 2004, 2003 and 2002 as follows:

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Fiscal 2004				
High	$ .7000	$ .7500	$ .8100*	$ .8075
Low	$ .6825*	$ .7050	$ .7525	$ .7575
Fiscal 2003				
High	$ .6250	$ .6400	$ .6775	$ .6925*
Low	$ .6125*	$ .6250	$ .6350	$ .6800
Fiscal 2002				
High	$ .6500*	$ .6300	$ .6425	$ .6425
Low	$ .6275	$ .6250*	$ .6250*	$ .6275

*Year High/Low

On January 29, 2004, the Company announced a three-for-two stock split to be effected as a 50% stock dividend. The new shares were distributed on February 26, 2004, to stockholders of record as of close of business on February 10, 2004. Per share information in this Annual Report reflects the stock split. Cash was paid in lieu of fractional shares.

EXECUTIVE OVERVIEW OF RESULTS - 2004

Results for the fiscal year ended October 31, 2004, were driven by record high chicken market prices, although feed ingredient costs were also higher than the fiscal year ended October 31, 2003. Higher chicken prices also more than offset higher advertising costs incurred as part of the Company's fiscal 2004 advertising and marketing program and a reduction in settlement proceeds from vitamin and methionine suppliers. The Company believes the outlook for fiscal 2005 looks promising for continued strong consumer demand for chicken, although it does not expect chicken market prices to reach levels experienced during fiscal 2004. In addition, the Company believes it will realize a significant reduction in operating costs with materially lower prices projected for corn and soybean meal. The Company contracted for a portion of its feed grain needs for fiscal 2005, and based on the pricing of those purchases and given current conditions, expects to realize savings of between $60 and $65 million during fiscal 2005 as compared to fiscal 2004.

RESULTS OF OPERATIONS

Fiscal 2004 Compared to Fiscal 2003

For fiscal 2004 the Company's net sales were a record $1.1 billion, an increase of $180.1 million, or 20.6%, over the previous fiscal year's record net sales of $872.2 million. The increase in the Company's net sales was due to favorable market prices of the Company's poultry products and an increase in the pounds of poultry products sold of 6.1%. As measured by a simple average of the Georgia dock price for whole chickens, prices increased 15.0% during fiscal 2004 as compared to fiscal 2003. Also, average



market prices for boneless breast, leg quarters and wings all showed considerable strength during fiscal 2004 as compared to fiscal 2003 and increased 22.0%, 41.0% and 65.2%, respectively. Although these same market prices were higher during the fourth quarter of fiscal 2004 as compared to the fourth quarter of fiscal 2003, they were less favorable during the fourth quarter of fiscal 2004 than the Company experienced for the first three quarters of fiscal 2004. The increase in the pounds of poultry products sold resulted primarily from an increase in the average live weight of chickens sold during fiscal 2004 as compared to fiscal 2003. Net sales of prepared food products decreased $6.2 million, or 5.5%, as a result of a decrease in the pounds of prepared food products sold of 6.3%.

The Company's cost of sales were $842.3 million during fiscal 2004 as compared to $741.4 million during fiscal 2003. Cost of sales of the Company's poultry products during fiscal 2004 were $734.2 million as compared to $638.9 million during the previous fiscal year, an increase of $95.3 million, or 14.2%. The increase in the Company's cost of sales of poultry products resulted from an increase in the cost of feed grains, and to a lesser extent, an increase in the pounds of poultry products sold of 6.1% during fiscal 2004 as compared to fiscal 2003. In addition, during fiscal 2004 and fiscal 2003 the Company's cost of sales were reduced by $0.3 million and $12.4 million, respectively, from proceeds related to lawsuits against vitamin and methionine suppliers.

The Company's cost of corn and soybean meal, the Company's primary feed ingredients, increased approximately 6.8% and 52.1% for the fiscal year ended October 31, 2004, as compared to the fiscal year ended October 31, 2003. Cost of sales of prepared food products increased $5.6 million, or 5.5%, due to an increase in poultry prices. The prepared foods operation purchases most of its chicken from the Company's poultry operations, and such chicken is a major component of its raw materials.

Selling, general and administrative expenses for fiscal 2004 were $59.8 million as compared to $40.3 million, an increase of $19.5 million. This increase is primarily due to the cost of the Company's advertising program and increased contributions to the Employee Stock Ownership Plan (" ESOP"). The Company's fiscal 2004 advertising program began in January 2004 and cost the Company approximately $14.0 million during fiscal 2004. The Company plans to continue and expand this program with new ads and in new markets during fiscal 2005. The Company expects the 2005 advertising campaign to cost approximately $16.0 million. During fiscal 2004 the Company contributed $7.0 million to the ESOP, an increase of $3.0 million as compared to the contribution the Company made during fiscal 2003 of $4.0 million.

The Company's operating income for the fiscal year ended October 31, 2004, was a record $150.1 million as compared to $90.5 million during the fiscal year ended October 31, 2003. This increase in the Company's operating income of $59.6 million resulted from the favorable market for poultry products and continued strong operating performance. These factors enabled the Company to more than offset increased feed costs and the benefit received from additional settlement proceeds received during fiscal 2003 as compared to fiscal 2004.

During fiscal 2004, interest expense was $1.6 million as compared to $2.5 million during fiscal 2003. This decrease reflects lower outstanding debt during fiscal 2004 as compared to fiscal 2003. The Company's total debt at October 31, 2004, was $15.3 as compared to $26.0 million as of October 31, 2003.

The Company's effective tax rate during fiscal 2004 and fiscal 2003 was 38.75% and 38.68%, respectively.

Net income for the fiscal year ended October 31, 2004, was $91.4 million, or $4.57 per diluted share, compared with net income of $54.1 million, or $2.75 per diluted share for the fiscal year ended October 31, 2003. During fiscal 2004, the Company recognized $177,000, net of income taxes, for Sanderson Farms' share in the partial settlement of lawsuits against vitamin and methionine suppliers for overcharges, compared with total similar recoveries of $7.6 million, net of income taxes, or $.38 per diluted share, during fiscal 2003.

EXECUTIVE OVERVIEW RESULTS - 2003

During fiscal 2003 grain prices were substantially higher for the full year ended October 31, 2003, as compared to the full year ended October 31, 2002. However, the Company benefited from favorable market prices for its poultry products during the second half of fiscal 2003 and from proceeds received during the year related to the vitamin and methionine lawsuits. All in all, fiscal 2003 was a record setting year in sales and net income for Sanderson Farms.



Fiscal 2003 Compared to Fiscal 2002

During fiscal 2003 net sales were $872.2 million, an increase of 17.3% when compared to net sales of $743.7 million for fiscal 2002. Net sales of poultry products increased $105.8 million, or 16.2%, and net sales of prepared food products increased $22.7 million, or 25.3%. The increase in net sales of poultry products resulted from favorable market prices for poultry products and an increase in the pounds of poultry products sold of 9.6%. The additional volume of poultry products resulted from an increase in the live weight of chickens processed of 5.3%, an increase in the number of chickens processed of 2.4% and an improved processing yield. Overall market prices during fiscal 2003 for the Company's poultry products were higher when compared to fiscal 2002. The Company's average sale price of poultry products increased 6.1% during fiscal 2003 as compared to fiscal 2002. A simple average of the Georgia dock whole bird prices was 2.4% higher for the year ended October 31, 2003, as compared to the year ended October 31, 2002. In addition, market prices for boneless breast, breast tenders and bulk leg quarters were 17.2%, 17.9% and 12.8% higher, respectively. Net sales of prepared food products increased $22.7 million, or 25.3%, primarily from an increase in pounds of prepared food products sold of 26.0%.

The Company's cost of sales for fiscal 2003 increased $78.3 million, or 11.8%, as compared to cost of sales for fiscal 2002. This increase is primarily due to increases in the pounds of poultry and prepared food products sold and increases in the cost of feed grains. Cost of sales of poultry products increased $53.2 million, or 9.1%. However, the average cost of sales of poultry products per pound decreased .4% as the Company benefited from proceeds from lawsuits against vitamin and methionine suppliers and improved performance from the Company's poultry operations. A simple average of corn and soy meal cash market prices for the year ended October 31, 2003, as compared to the year ended October 31, 2002, reflected increases of 6.9% and 11.2%, respectively. During fiscal 2003 and fiscal 2002 the Company's cost of sales were reduced by $12.4 million and $5.0 million, respectively, from proceeds related to lawsuits against vitamin and methionine suppliers. Cost of sales of prepared food products increased $25.1 million, or 32.4%, due to an increase in the volume of prepared food products sold and increased cost of chicken products.

Selling, general and administrative expenses for fiscal 2003 were $40.3 million, an increase of $9.8 million, or 32.0%, as compared to selling, general and administrative expenses during fiscal 2002 of $30.5 million. The increase during fiscal 2003 resulted from increased expenses related to the Company's phantom stock options, bonus award program, employee stock ownership plan, bad debt reserves and certain marketing and administrative costs.

During fiscal 2003 the Company's operating income was $ 90.5 million, an increase of $40.5 million as compared to $50.0 million for fiscal 2002. During fiscal 2003 as compared to fiscal 2002, the Company benefitted from higher market prices for poultry products, improvements in the operating performance and marketing execution of both the Company's poultry and prepared foods operations and proceeds from vitamin and methionine litigation. These factors more than offset increases in average cost of feed grains during fiscal 2003 as compared to fiscal 2002. Overall market prices for poultry products were lower during the first half of fiscal 2003 as compared to the same period during fiscal 2002. During the third and fourth quarters of fiscal 2003 as compared to the same quarters in fiscal 2002 market prices for the Company's poultry products improved significantly, and were reflected in the increase in the Company's average sale price of poultry products during fiscal 2003 as compared to fiscal 2002 of 6.1%. The Company's average sales price of its poultry products during the third and fourth quarter of fiscal 2003 were 7.5% and 21.0% higher than the third and fourth quarter of fiscal 2002. This improved market environment during the second half of the Company's fiscal year was in part a result of the stabilization of the export market for poultry products, including the Russian market. Higher market prices for competing meats such as beef and pork also contributed to improved market conditions. During fiscal 2003 and fiscal 2002, the Company's operating income included $12.4 million and $5.0 million, respectively, from vitamin and methionine litigation. Interest expense during the fiscal year ended October 31, 2003, was approximately $2.5 million as compared to $3.7 million for the year ended October 31, 2002. This reduction in interest expense during fiscal 2003 as compared to fiscal 2002 resulted from less debt outstanding.

The Company's effective tax rate for the fiscal year ended October 31, 2003, and October 31, 2002, was 38.7% and 38.0%, respectively. The increase pertains to lower state tax credits available as a percentage of taxable income.

Net income for fiscal 2003 was $54.1 million as compared to $28.8 million during fiscal 2002. Included in the Company's net income are proceeds from vitamin and methionine litigation of $7.6 million, or $.38 per diluted share, during fiscal 2003 and $3.1 million, or $.15 per diluted share, during fiscal 2002.



LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital at October 31, 2004, was $150.6 million and its current ratio was 3.3 to 1. This compares to working capital of $82.2 million and a current ratio of 2.3 to 1 as of October 31, 2003. During fiscal 2004 the Company spent approximately $27.5 million on planned capital projects, which include $9.5 million on the new complex in south Georgia. In addition, the Company invested $1.6 million in an existing company with other poultry producers for the processing and marketing of spent hens. The Company's ownership interest is less than 10%, and the Company will account for this investment on a cost basis.

On January 29, 2004, the Company announced a three-for-two stock split to be effected as a 50% stock dividend. The new shares were distributed on February 26, 2004, to stockholders of record as of close of business on February 10, 2004. Share and per share data have been adjusted to reflect this stock split.

The Company's capital budget for fiscal 2005 is approximately $125.0 million, and will be funded by cash on hand, internally generated working capital and cash flows from operations. If needed, the Company has a $100.0 million revolving line of credit available. The $125 million fiscal 2005 capital budget includes approximately $7.2 million in operating leases, $13.0 million for construction of a new corporate office building, and $88.3 million on the new poultry complex in south Georgia. Without operating leases, the new office building and the Georgia complex, the Company's capital budget for fiscal 2005 would be a maintenance level budget of approximately $16.5 million.

On May 18, 2004, the Company entered into an amendment to its revolving credit facility. The amendment, among other things, increased allowed capital expenditures to allow for the construction of the Georgia complex, changed the net worth covenant to reflect the Company's new dividend rate, extended the committed revolver by five years rather than the usual three year extension, reduced the interest rate charged on amounts outstanding, and removed a letter of credit commitment related to certain industrial development bonds.

On April 26, 2004, the Company gave notice to U.S. Bank National Association, as trustee under the Indenture of Trust dated as of November 1, 1995, related to the Robinson County Industrial Development Corporation Variable Rate Demand Industrial Development Revenue Bonds (Sanderson Farms, Inc. Project) Series 1995 ("Bonds"), of the Company's intent to exercise its right to call all of the Bonds for optional redemption on June 1, 2004 (the "Redemption Date") at a redemption price of 100% of the principal amount of the Bonds plus accrued interest to the Redemption Date. The Trustee redeemed the Bonds on June 1, 2004.

The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company's ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company's balance sheet, are critical considerations in any such evaluation.

CONTRACTUAL OBLIGATIONS

Obligations under long-term debt, long-term capital leases, non-cancelable operating leases, purchase obligations relating to feed grains, other feed ingredients and packaging supplies and claims payable relating to the Company's workers' compensation insurance policy at October 31, 2004, were as follows (in thousands):

		PAYMENTS DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Long-term debt	12,723	4,125	8,269	297	32
Capital lease obligations	2,580	260	570	640	1,110
Operating leases	15,497	4,265	7,398	2,932	902
Purchase obligations	33,568	33,568	0	0	0
Claims payable	6,084	3,484	2,600	0	0
Total	70,452	45,702	18,837	3,869	2,044



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with accounting standards generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions, and the differences could be material.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount, and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

INVENTORIES

Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market. If market prices for poultry or feed grains move substantially lower, the Company would record adjustments to write down the carrying values of processed poultry and feed inventories to fair market value, which would increase the Company's costs of sales.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The cost associated with broiler inventories, consisting principally of chicks, feed, medicine and payments to the growers who raise the chicks for us, are accumulated during the growing period. The cost associated with breeder inventories, consisting principally of breeder chicks, feed, medicine and grower payments are accumulated during the growing period. Capitalized breeder costs are then amortized over nine months using the straight-line method. Mortality of broilers and breeders is charged to cost of sales as incurred. If market prices for chicks, feed or medicine or if grower payments increase (or decrease) during the period, the Company could have an increase (or decrease) in the market value of its inventory as well as an increase (or decrease) in costs of sales. Should the Company decide that the nine month amortization period used to amortize the breeder costs is no longer appropriate as a result of operational changes, a shorter (or longer) amortization period could increase (or decrease) the costs of sales recorded in future periods. High mortality from disease or extreme temperatures would result in abnormal charges to cost of sales to write-down live poultry inventories.

LONG-LIVED ASSETS

Depreciable long-lived assets are primarily comprised of buildings and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 39 years for buildings and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense.

The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances that indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset. If the Company's assumptions with respect to the future expected cash flows associated with the use of long-lived assets currently recorded change, then the Company's determination that no impairment charges are necessary may change and result in the Company recording an impairment charge in a future period.



ACCRUED SELF INSURANCE

Insurance expense for workers' compensation benefits and employee-related health care benefits is estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. If historical experience proves not to be a good indicator of future expenses, if management were to use different actuarial assumptions, or if there is a negative trend in the Company's claims history, there could be a significant increase (or decrease) in cost of sales depending on whether these expenses increased or decreased, respectively.

INCOME TAXES

The Company determines its effective tax rate by estimating its permanent differences resulting from differing treatment of items for financial and income tax purposes. The Company is periodically audited by taxing authorities and considers any adjustments made as a result of the audits in computing the Company's income tax expense. Any audit adjustments affecting permanent differences could have an impact on the Company's effective tax rate.

The recently passed "American Jobs Creation Act of 2004" represents far-reaching legislation that will have a significant impact on many U.S. taxpayers. Among other things, the Act will provide a deduction with respect to income of certain U.S. manufacturing activities and allow for favorable taxing on repatriation of offshore earnings. Although the provisions of the Act do not impact the fiscal year 2004 financial statements under current accounting rules, the Act will likely impact the Company's financial statements in future periods. We are currently evaluating the financial impact of this Act.

CONTINGENCIES

The Company is a party to a number of legal proceedings and recognizes the costs of legal defense in the periods incurred. A determination of the amount of reserves required, if any, for these matters is made after considerable analysis of each individual case. At this time, the Company has not accrued any reserve for any of these matters. Further reserves may be required due to changes in the Company's assumptions, the effectiveness of legal strategies, or other factors beyond the Company's control. Future results of operations may be materially affected by the creation of or changes to reserves.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." Interpretation No. 46 requires consolidation of entities when an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of this pronouncement were effective for the first reporting period ending after March 31, 2004. The Company does not absorb losses or enjoy returns from any entity other than its subsidiaries, all of which are wholly owned and consolidated with the Company, except for the Company's less than 10% interest in a Company that processes and markets spent hens. The investment in this Company is $1.6 million and it is not considered to be a variable interest entity. Therefore the adoption of FIN 46 had no impact on the Company.

In December of 2003, the Medicare Prescription Drug, Improvements, and Modernization Act of 2003 ("Act") was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare Part D benefit. In May of 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements and Modernization Act of 2003," that provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. We adopted the provisions of the FSP in the fourth quarter of fiscal year 2004. The adoption of FSP No. 106-2 did not have a material impact on the Company's results of operations, financial position or cash flows.



In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory during fiscal years beginning after June 15, 2005. The Company is currently assessing the impact that SFAS No. 151 will have on the results of operations, financial position or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

The Company is a purchaser of certain commodities, primarily corn and soybean meal, for use in manufacturing feed for its chickens. As a result, the Company's earnings are affected by changes in the price and availability of such feed ingredients. Feed grains are subject to volatile price changes caused by factors described below that include weather, size of harvest, transportation and storage costs and the agricultural policies of the United States and foreign governments. The price fluctuations of feed grains have a direct and material effect on the Company's profitability.

Generally, the Company purchases its corn, soybean meal and other feed ingredients for prompt delivery to its feed mills at market prices at the time of such purchases. The Company sometimes will purchase feed ingredients for deferred delivery that typically ranges from one month to six months after the time of purchase. The grain purchases are made directly with our usual grain suppliers, which are companies in the regular business of supplying grain to end users, and do not involve options to purchase. Such purchases occur when senior management concludes that market factors indicate that prices at the time the grain is needed are likely to be higher than current prices, or where, based on current and expected market prices for the Company's poultry products, management believes it can purchase feed ingredients at prices that will allow the Company to earn a reasonable return for its shareholders. Market factors considered by management in determining whether or not and to what extent to buy grain for deferred delivery include:

- Current market prices;
- Current and predicted weather patterns in the United States, South America, China and other grain producing areas, as such weather patterns might affect the planting, growing, harvesting and yield of feed grains;
- The expected size of the harvest of feed grains in the United States and other grain producing areas of the world as reported by governmental and private sources;
- Current and expected changes to the agricultural policies of the United States and foreign governments;
- The relative strength of United States currency and expected changes therein as it might impact the ability of foreign countries to buy United States feed grain commodities;
- The current and expected volumes of export of feed grain commodities as reported by governmental and private sources;
- The current and expected use of available feed grains for uses other than as livestock feed grains (such as the use of corn for the production of ethanol, which use is impacted by the price of crude oil); and
- Current and expected market prices for the Company's poultry products.

The Company purchases physical grain, not financial instruments such as puts, calls or straddles that derive their value from the value of physical grain. Thus, the Company does not use derivative financial instruments as defined by SFAS 133, "Accounting for Derivatives for Instruments and Hedging Activities." The Company does not enter into any derivative transactions or purchase any grain-related contracts other than the physical grain contracts described above.

The cost of feed grains is recognized in cost of sales, on a first-in-first-out basis, at the same time that the sales of the chickens that consume the feed grains are recognized.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Sanderson Farms, Inc.

We have audited the accompanying consolidated balance sheets of Sanderson Farms, Inc. and subsidiaries as of October 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanderson Farms, Inc. and subsidiaries at October 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New Orleans, Louisiana
December 23, 2004

CONSOLIDATED BALANCE SHEETS

	OCTOBER 31	
	2004	2003
(In thousands)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 75,910	$ 22,224
Accounts receivable, less allowance of $1,555,452 in 2004 and $1,390,000 in 2003	49,240	46,195
Inventories	75,603	61,753
Refundable income taxes	2,592	0
Prepaid expenses	13,077	13,001
Total current assets	216,422	143,173
Property, plant and equipment:		
Land and buildings	141,727	135,865
Machinery and equipment	257,671	240,369
	399,398	376,234
Accumulated depreciation	(242,685)	(221,010)
	156,713	155,224
Other assets	1,872	508
Total assets	$ 375,007	$ 298,905
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 30,384	$ 19,033
Accrued expenses	31,029	37,540
Current maturities of long-term debt	4,385	4,364
Total current liabilities	65,798	60,937
Long-term debt, less current maturities	10,918	21,604
Claims payable	2,600	2,600
Deferred income taxes	16,350	16,665
Stockholders' equity:		
Preferred Stock:		
Series A Junior Participating Preferred Stock, $100 par value: authorized shares-500,000; none issued		
Par value to be determined by the Board of Directors: authorized shares-4,500,000; none issued		
Common Stock, $1 par value: authorized shares-100,000,000; issued and outstanding shares-19,959,238 in 2004 and 13,013,876 in 2003	19,959	13,014
Paid-in capital	4,956	1,949
Retained earnings	254,426	182,136
Total stockholders' equity	279,341	197,099
Total liabilities and stockholders' equity	$ 375,007	$ 298,905

See accompanying notes.



CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)	YEARS ENDED OCTOBER 31 2004	2003	2002
Net sales	$ 1,052,297	$ 872,235	$ 743,665
Cost and expenses:			
Cost of sales	842,337	741,420	663,161
Selling, general and administrative	59,806	40,293	30,527
	902,143	781,713	693,688
Operating income	150,154	90,522	49,977
Other income (expense):			
Interest income	743	80	185
Interest expense	(1,569)	(2,484)	(3,681)
Other	(60)	43	(1)
	(886)	(2,361)	(3,497)
Income before income taxes	149,268	88,161	46,480
Income tax expense	57,840	34,100	17,640
Net income	$ 91,428	$ 54,061	$ 28,840
Earnings per share:			
Basic	$ 4.62	$ 2.78	$ 1.46
Diluted	$ 4.57	$ 2.75	$ 1.43
Dividends per share	$ 0.84	$ 0.61	$ 0.27
Weighted average shares outstanding:			
Basic	19,789	19,462	19,800
Diluted	19,995	19,689	20,143

See accompanying notes.



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	COMMON STOCK		PAID-IN	RETAINED	TOTAL STOCKHOLDERS'
	SHARES	AMOUNT	CAPITAL	EARNINGS	EQUITY
(In thousands, except shares and per share amounts)					
Balance at October 31, 2001	13,564,955	$ 13,565	$ 2,945	$ 127,829	$ 144,339
Net income for year				28,840	28,840
Cash dividends ($.27 per share)				(5,245)	(5,245)
Purchase and retirement of common stock	(736,079)	(736)	(5,320)	(8,584)	(14,640)
Issuance of common stock	222,150	222	2,375		2,597
Balance at October 31, 2002	13,051,026	13,051	0	142,840	155,891
Net income for year				54,061	54,061
Cash dividends ($.28 per share)				(5,449)	(5,449)
Special cash dividends ($.33 per share)				(6,508)	(6,508)
Purchase and retirement of common stock	(219,000)	(219)	(2,133)	(2,808)	(5,160)
Issuance of common stock	181,850	182	4,082		4,264
Balance at October 31, 2003	13,013,876	13,014	1,949	182,136	197,099
Net income for year				91,428	91,428
Cash dividends ($.34 per share)				(6,753)	(6,753)
Special cash dividends ($.50 per share)				(9,980)	(9,980)
Three-for-two stock split	6,558,726	6,559	(4,186)	(2,373)	0
Redemption of fractional shares				(32)	(32)
Issuance of common stock	386,636	386	7,193		7,579
Balance at October 31, 2004	19,959,238	$ 19,959	$ 4,956	$ 254,426	$ 279,341

See accompanying notes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	2004	2003	2002
	YEARS ENDED OCTOBER 31		
OPERATING ACTIVITIES			
Net income	$ 91,428	$ 54,061	$ 28,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26,326	24,485	24,710
Provision for losses on accounts receivable	165	727	360
Deferred income taxes	500	(920)	1,340
Change in assets and liabilities:			
Accounts receivable	(3,210)	(5,849)	(1,246)
Inventories	(13,850)	(3,789)	(5,614)
Prepaid expenses and refundable income taxes	(3,483)	2,431	(5,560)
Other assets	(123)	(135)	(141)
Accounts payable	11,351	(6,225)	4,949
Accrued expenses and claims payable	(6,511)	11,029	1,003
Total adjustments	11,165	21,754	19,801
Net cash provided by operating activities	102,593	75,815	48,641
INVESTING ACTIVITIES			
Other investment	(1,597)	0	0)
Capital expenditures	(27,538)	(23,430)	(19,704)
Net proceeds from sale of property and equipment	79	394	896
Net cash used in investing activities	(29,056)	(23,036)	(18,808)
FINANCING ACTIVITIES			
Net change in revolving credit	0	(20,000)	(24,000)
Principal payments on long-term debt	(10,420)	(7,014)	(2,958)
Principal payments on capital lease obligation	(245)	(230)	(220)
Dividends paid	(16,733)	(11,957)	(5,245)
Purchase and retirement of common stock	(32)	(5,160)	(14,640)
Net proceeds from common stock issued	7,579	4,264	2,597
Net cash used in financing activities	(19,851)	(40,097)	(44,466)
Net change in cash and cash equivalents	53,686	12,682	(14,633)
Cash and cash equivalents at beginning of year	22,224	9,542	24,175
Cash and cash equivalents at end of year	$ 75,910	$ 22,224	$ 9,542
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 63,486	$ 20,093	$ 18,675
Interest paid	$ 1,611	$ 2,569	$ 3,993

See accompanying notes.



1. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Sanderson Farms, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business: The Company is engaged in the production, processing, marketing and distribution of fresh and frozen chicken and other prepared food items. The Company's net sales and cost of sales are significantly affected by market price fluctuations of its principal products sold and of its principal feed ingredients, corn and other grains.

The Company sells to retailers, distributors and fast food operators primarily in the southeastern, southwestern and western United States. Revenue is recognized when product is delivered to customers. Revenue on certain international sales is recognized upon transfer of title, which may occur after shipment. Management periodically performs credit evaluations of its customers' financial condition and generally does not require collateral. One customer accounted for 12.5% and 11.7%, respectively, of consolidated sales for the year ended October 31, 2004, and October 31, 2003. No customer accounted for more than 10% of consolidated sales for the year ended October 31, 2002. Shipping and handling costs are included as a component of cost of sales.

Use of Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of ninety days or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts: In the normal course of business, the Company extends credit to its customers on a short-term basis. Although credit risks associated with our customers are considered minimal, the Company routinely reviews its accounts receivable balances and makes provisions for probable doubtful accounts based on an individual assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve is recorded to reduce the receivable to the amount expected to be collected. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount and the allowance for doubtful accounts and related bad debt expense would increase by the same amount.

Inventories: Processed food and poultry inventories and inventories of feed, eggs, medication and packaging supplies are stated at the lower of cost (first-in, first-out method) or market.

Live poultry inventories of broilers are stated at the lower of cost or market and breeders at cost less accumulated amortization. The costs associated with breeders, including breeder chicks, feed, medicine and grower pay, are accumulated up to the production stage and amortized over nine months using the straight-line method.

Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation of property, plant and equipment is provided by the straight-line and units of production methods over the estimated useful lives of 15 to 39 years for buildings and 3 to 12 years for machinery and equipment.

Impairment of Long-Lived Assets: The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.



Self-Insurance Programs: Insurance expense for workers' compensation benefits and employee-related health care benefits are estimated using historical experience and actuarial estimates. Stop-loss coverage is maintained with third party insurers to limit the Company's total exposure. Management regularly reviews the assumptions used to recognize periodic expenses. Any resulting adjustments to accrued claims are reflected in current operating results.

Advertising and Marketing Costs: The Company expenses advertising costs as incurred. Advertising costs are included in selling, general and administrative expenses and totaled $14.0 million, $.8 million and $.2 million for fiscal 2004, 2003 and 2002, respectively.

Income Taxes: Deferred income taxes are accounted for using the liability method and relate principally to cash basis temporary differences and depreciation expense accounted for differently for financial and income tax purposes.

Stock Based Compensation: At October 31, 2004, the company has a stock-based employee compensation plan, which is described more fully in Note 8. The company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price at least equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	YEARS ENDED OCTOBER 31		
	2004	2003	2002
(In thousands)			
Net income, as reported	$ 91,428	$ 54,061	$ 28,840
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(45)	(60)	(15)
Pro forma net income	$ 91,383	$ 54,001	$ 28,825
Earnings per share:			
Basic-as reported	$ 4.62	$ 2.78	$ 1.45
Basic-pro forma	$ 4.62	$ 2.78	$ 1.45
Diluted-as reported	$ 4.57	$ 2.75	$ 1.43
Diluted-pro forma	$ 4.57	$ 2.74	$ 1.43

Earnings Per Share: Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share includes any dilutive effects of options, warrants, and convertible securities.

On January 29, 2004, the Board of Directors declared a 3 for 2 stock split to be effected in the form of a 50% stock dividend. This dividend was paid February 29, 2004, to stockholders of record on February 10, 2004. Share and per share data have been adjusted to reflect this stock split. Cash was paid in lieu of fractional shares.

Fair Value of Financial Instruments: The carrying amounts for cash and temporary cash investments approximate their fair values. The carrying amounts of the Company's borrowings under its credit facilities and long-term debt also approximate the fair values based on current rates for similar debt.

Impact of Recently Issued Accounting Standards: In January 2003, the Financial Accounting Standards Board issued interpretation No. 46, "Consolidation of Variable Interest Entities an interpretation of Accounting Research Bulletin No. 51, "Interpretation No. 46 requires consolidation of entities when an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests



in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of this pronouncement were effective for the first reporting period ending after March 31, 2004. The Company does not absorb losses or enjoy returns from any entity other than its subsidiaries, all of which are wholly owned and consolidated with the Company, except for the Company's less than 10% interest in a Company that processes and markets spent hens. The investment in this Company is $1.6 million and it is not considered to be a variable interest entity. Therefore the adoption of FIN 46 had no impact on the Company.

In December of 2003, the Medicare Prescription Drug, Improvements and Modernization Act of 2003 ("Act") was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare Part D benefit. In May of 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements and Modernization Act of 2003," that provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. We adopted the provisions of the FSP in the fourth quarter of fiscal year 2004. The adoption of FSP No. 106-2 did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idled facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently assessing the impact that SFAS No. 151 will have on the results of operations, financial position or cash flows.

2. INVENTORIES

Inventories consisted of the following:

	OCTOBER 31	
(In thousands)	2004	2003
Live poultry-broilers and breeders	$ 45,318	$ 35,938
Feed, eggs and other	10,081	6,821
Processed poultry	11,024	8,939
Processed food	5,172	5,653
Packaging materials	4,008	4,402
	$ 75,603	$ 61,753

3. PREPAID EXPENSES

Prepaid expenses consisted of the following:

	OCTOBER 31	
(In thousands)	2004	2003
Parts and supplies	$ 5,698	$ 5,323
Current deferred tax assets	1,460	2,275
Other prepaid expenses	5,919	5,403
	$ 13,077	$ 13,001



4. ACCRUED EXPENSES

Accrued expenses consisted of the following:

	OCTOBER 31	
	2004	2003
(In thousands)		
Income taxes payable	$ 0	$ 7,243
Accrued bonuses	11,474	11,419
Accrued rebates	3,387	3,600
Workers' compensation claims	3,484	3,540
Accrued property taxes	2,306	2,319
Accrued wages	3,201	3,332
Accrued vacation	2,822	2,214
Other accrued expenses	4,355	3,873
	$ 31,029	$ 37,540

5. LONG-TERM CREDIT FACILITIES AND DEBT

Long-term debt consisted of the following:

	OCTOBER 31	
	2004	2003
(In thousands)		
Term loan with an insurance company, accruing interest at 7.05%; due in annual principal installments of $4,000,000, maturing in 2007	$ 12,000	$ 16,000
Note payable, accruing interest at 5%; due in annual installments of $161,400, including interest, maturing in 2009	723	843
6% Mississippi Business Investment Act bond-capital lease obligation, due November 1, 2012	2,580	2,825
Robertson County, Texas, Industrial Revenue Bonds accruing interest at a variable rate, 1.2% at October 31, 2003	0	6,300
	15,303	25,968
Less current maturities of long-term debt	4,385	4,364
	$ 10,918	$ 21,604

The Company has a $100.0 million revolving credit agreement with four banks. As of October 31, 2004, all of the credit is available and the revolver extends until July 31, 2009. Borrowings are at prime or below and may be prepaid without penalty. A commitment fee of .25% is payable quarterly on the unused portion of the revolver. Covenants related to the revolving credit and the term loan agreements include requirements for maintenance of minimum consolidated net working capital, tangible net worth, debt to total capitalization and current ratio. The agreements also establish limits on dividends, assets that can be pledged and capital expenditures.

Property, plant and equipment with a carrying value of approximately $1,791,850 is pledged as collateral to a capital lease obligation.



The aggregate annual maturities of long-term debt at October 31, 2004, are as follows (in thousands):

FISCAL YEAR	AMOUNT
2005	$ 4,385
2006	4,406
2007	4,433
2008	455
2009	482
Thereafter	1,142
	$ 15,303

6. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	YEARS ENDED OCTOBER 31		
	2004	2003	2002
(In thousands)			
Current:			
Federal	$ 49,250	$ 29,940	$ 14,670
State	8,090	5,080	1,630
	57,340	35,020	16,300
Deferred:			
Federal	430	(800))	1,226
State	70	(120)	114
	500	(920)	1,340
	$ 57,840	$ 34,100	$ 17,640

Significant components of the Company's deferred tax assets and liabilities were as follows:

	OCTOBER 31	
	2004	2003
(In thousands)		
Deferred tax liabilities:		
Property, plant and equipment	$ 17,977	$ 17,515
Prepaid and other assets	1,108	910
Total deferred tax liabilities	19,085	18,425
Deferred tax assets:		
Accrued expenses and accounts receivable	4,195	4,035
Net deferred tax liabilities	$ 14,890	$ 14,390
Current deferred tax assets (included in prepaid expenses)	$ 1,460	$ 2,275
Long-term deferred tax liabilities	16,350	16,665
Net deferred tax liabilities	$ 14,890	$ 14,390



The differences between the consolidated effective income tax rate and the federal statutory rate of 35% are as follows:

	YEARS ENDED OCTOBER 31		
	2004	2003	2002
(In thousands)			
Income taxes at statutory rate	$ 52,244	$ 30,856	$ 16,268
State income taxes	5,584	3,224	1,511
Other, net	12	20	(139)
Income tax expense	$ 57,840	$ 34,100	$ 17,640

7. EMPLOYEE BENEFIT PLANS

The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all employees. Contributions to the ESOP are determined at the discretion of the Company's Board of Directors. Total contributions to the ESOP were $7,000,000, $4,000,000 and $2,500,000 in fiscal 2004, 2003 and 2002, respectively.

The Company has a 401(k) Plan which covers substantially all employees after one year of service. Participants in the Plan may contribute up to the maximum allowed by IRS regulations. The Company matches 100% of employee contributions to the 401(k) Plan up to 3% of each employee's compensation and 50% of employee contributions between 3% and 5% of each employee's compensation. The Company's contributions to the 401(k) Plan totaled $1,803,000 in fiscal 2004, $1,551,000 in fiscal 2003 and $1,463,000 in fiscal 2002.

8. STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options.

Under the Company's Stock Option Plan, 2,250,000 shares of Common Stock have been reserved for grant to key management personnel. Options granted in fiscal 2002 have ten-year terms and vest over four years beginning one year after the date of grant. The Company did not grant any options during fiscal 2004 and 2003.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions in fiscal 2002: risk-free interest rate of 3.5%; dividend yields of 2.0%; volatility factors of the expected market price of the Company's Common Stock of .325; and a weighted-average expected life of the options of four years. The weighted-average fair value of options granted was $3.15 per option share in fiscal 2002.



A summary of the Company's stock option activity and related information is as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at October 31, 2001	934,500	$ 7.88
Granted	484,329	12.04
Exercised	(333,225)	7.86
Forfeited	(3,000)	4.98
Outstanding at October 31, 2002	1,082,604	9.61
Granted	0	0.00
Exercised	(272,775)	8.57
Forfeited	(10,125)	12.37
Outstanding at October 31, 2003	799,704	14.41
Granted	0	0.00
Exercised	(440,078)	9.75
Forfeited	(2,250)	12.37
Outstanding at October 31, 2004	357,376	$ 11.56

The exercise price of the options outstanding as of October 31, 2004, ranged from $4.99 to $12.37 per share. At October 31, 2004, the weighted average remaining contractual life of the options outstanding was 8 years and 157,815 options were exercisable.

In fiscal 2000, the Company granted 211,500 "phantom shares" to certain key management personnel. Upon exercise of a phantom share, the holder will receive a cash payment or an equivalent number of shares of the Company's Common Stock, at the Company's option, equal to the excess of the fair market value of the Company's Common Stock at the time of exercise over the phantom share award value of $4.98 per share. The phantom shares have a ten-year term and vest over four years beginning one year after the date of grant. Compensation expense of $1,547,000, $1,942,000 and $421,000 for the phantom share plan is included in selling, general and administrative expense in the accompanying consolidated statement of income for fiscal 2004, 2003 and 2002, respectively.

A summary of the Company's phantom share activity and related information is as follows:

	SHARES	EXERCISE PRICE
Outstanding at October 31, 2001	211,500	$ 4.98
Granted	0	0.00
Forfeited	0	0.00
Exercised	0	4.98
Outstanding at October 31, 2002	211,500	4.98
Granted	0	0.00
Forfeited	0	0.00
Exercised	(141,750)	4.98
Outstanding at October 31, 2003	69,750	4.98
Granted	0	0.00
Forfeited	0	0.00
Exercised	(63,000)	4.98
Outstanding at October 31, 2004	6,750	$ 4.98



9. SHAREHOLDER RIGHTS AGREEMENT

On April 22, 1999, the Company adopted a shareholder rights agreement (the "Agreement") with similar terms as the previous one. Under the terms of the Agreement a purchase right ("right") was declared as a dividend for each share of the Company's Common Stock outstanding on May 4, 1999. The rights do not become exercisable and certificates for the rights will not be issued until ten business days after a person or group acquires or announces a tender offer for the beneficial ownership of 20% or more of the Company's Common Stock. Special rules set forth in the Agreement apply to determine beneficial ownership for members of the Sanderson family. Under these rules, such a member will not be considered to beneficially own certain shares of Common Stock, the economic benefit of which is received by any member of the Sanderson family, and certain shares of Common Stock acquired pursuant to employee benefit plans of the Company.

The exercise price of a right has been established at $75. Once exercisable, each right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $100 per share. The rights may be redeemed by the Board of Directors at $.01 per right prior to an acquisition, through open market purchases, a tender offer or otherwise, of the beneficial ownership of 20% or more of the Company's Common Stock. The rights expire on May 4, 2009.

10. OTHER MATTERS

The Company has vehicle and equipment leases that expire at various dates through fiscal 2011. Rental expense under these leases totaled 4.7 million, $3.6 million and $2.4 million for fiscal 2004, 2003 and 2002, respectively. The minimum lease payments of obligations under non-cancelable operating leases at October 31, 2004, were as follows:

YEAR	DOLLARS
2005	4.3 million
2006	3.9 million
2007	3.3 million
2008	1.8 million
2009	1.3 million
Thereafter	.9 million

On May 19, 2003, a lawsuit was filed on behalf of 74 individual plaintiffs in the United States District Court for the Southern District of Mississippi alleging an "intentional pattern and practice of race discrimination and hostile environment in violation of Title VII and Section 1981 rights." This lawsuit alleges that Sanderson Farms, in its capacity as an employer, has "engaged in (and continues to engage in) a pattern and practice of intentional unlawful employment discrimination and intentional unlawful employment practices at its plants, locations, off-premises work sites, offices, and facilities in Pike County, Mississippi...in violation of Title VII of the Civil Rights Act of 1964 (as amended)... ." The action further alleges that "Sanderson Farms has willfully, deliberately, intentionally, and with malice deprived black workers in its employ of the full and equal benefits of all laws in violation of the Civil Rights Act.. ." On June 6, 2003, thirteen additional plaintiffs joined in the pending lawsuit by the filing of a First Amended Complaint. This brought the total number of plaintiffs to 87.

The plaintiffs in this lawsuit seek, among other things, back pay and other compensation in the amount of $500,000 each and unspecified punitive damages. The Company will aggressively defend the lawsuit. The Company has a policy of zero tolerance with respect to discrimination of any type, and preliminarily investigated the complaints alleged in this lawsuit when they were brought as EEOC charges. This investigation, which is ongoing, has substantiated none of the complaints alleged in the lawsuit, and the Company believes the charges are without merit. On July 21, 2003, the Company filed a Motion to Dismiss or, alternatively, Motion for Summary Judgment or Motion for More Definite Statement. The plaintiffs filed a response to that motion, and the Company filed its rebuttal to the plaintiffs' response on August 21, 2003. On December 17, 2003, the court entered its order denying the Company's motion for summary judgment, but granting its motion for more definite statement.



The court also ordered that the union representing some of the plaintiffs be joined as a defendant. The court gave the plaintiffs until January 26, 2004, to amend their complaint to more specifically set out their claims. Although the Company's motion to dismiss was denied, the court's order permits the Company to refile its dispositive motions after the plaintiffs file an amended complaint. On January 27, 2004, 84 of the 87 plaintiffs filed their Second Amended Complaint. The remaining three plaintiffs voluntarily dismissed their claims. The Company filed its answer to the plaintiffs' second amended complaint on March 26, 2004, denying any and all liability and setting forth numerous affirmative defenses. On July 1, 2004, the Company filed a Motion to Sever Plaintiff's Cases, wherein the Company requested that the court sever the pending lawsuit with 84 plaintiffs into 84 separate lawsuits, one for each plaintiff. The Company asserted in its motion that this relief should be granted because the 84 cases are too dissimilar and were misjoined. The Company further asserted that it would be prejudiced by being subjected to one common trial for all 84 plaintiffs, rather than separate trials for each plaintiff. On August 26, 2004, the Court issued its order severing this case into six separate causes of action, with the plaintiffs divided into six groups based on their job classifications. On October 12, 2004, the plaintiffs filed new complaints for each of the six severed cases, which the Company answered on November 24, 2004. A case management conference for each of the six cases is set for December 28, 2004. The Company intends to vigorously defend this action. This matter is pending.

On September 26, 2000, three current and former contract growers filed suit against the Company in the Chancery Court of Lawrence County, Mississippi. The plaintiffs filed suit on behalf of "all Mississippi residents to whom, between, on or about November 1981 and the present, the Company induced into growing chickens for it and paid compensation under the so-called 'ranking system'." Plaintiffs allege that the Company "has defrauded plaintiffs by unilaterally imposing and utilizing the so-called 'ranking system' which wrongfully places each grower into a competitive posture against other growers and arbitrarily penalizes each less successful grower based upon criteria which were never revealed, explained or discussed with plaintiffs." Plaintiffs further allege that they are required to accept chicks that are genetically different and with varying degrees of healthiness, and feed of dissimilar quantity and quality. Finally, plaintiffs allege that they are ranked against each other although they possess dissimilar facilities, equipment and technology. Plaintiffs seek an unspecified amount in compensatory and punitive damages, as well as varying forms of equitable relief.

The Company is vigorously defending and will continue to vigorously defend this action. On November 22, 2002, the Court denied the Company's motions to compel arbitration, challenging the jurisdiction of the Chancery Court of Lawrence County, Mississippi, and seeking to have the case dismissed pursuant to rule 5(c) of the Mississippi Rules of Civil Procedure. The Company then filed its motion for interlocutory appeal on these issues with the Mississippi State Supreme Court. On December 6, 2002, the Mississippi State Supreme Court agreed to hear this motion and stayed the action in the Chancery Court pending disposition of this motion. The Company's motion for interlocutory appeal was granted and this matter is pending before the Mississippi State Supreme Court. As discussed below, the Supreme Court granted the Company's request that this case be consolidated with a second grower suit discussed below.

On August 2, 2002, three contract egg producers filed suit against the Company in the Chancery Court of Jefferson Davis County, Mississippi. The Plaintiffs filed suit on behalf of "all Mississippi residents who, between June 1993 and the present, the Company fraudulently and negligently induced into housing, feeding and providing water for the Company's breeder flocks and gathering, grading, packaging and storing the hatch eggs generated by said flocks and who have been compensated under the payment method established by the Company." Plaintiffs alleged that the Company "has defrauded Plaintiffs by unilaterally imposing and utilizing a method of payment which wrongfully and arbitrarily penalizes each grower based upon criteria which are under the control of the Company and which were never revealed, explained or discussed with each Plaintiff." Plaintiffs allege that they were required to accept breeder hens and roosters which are genetically different, with varying degrees of healthiness, and feed of dissimilar quantity and quality. Plaintiffs further allege contamination of and damage to their real property. Plaintiffs alleged that they were "fraudulently and negligently induced into housing, feeding and providing water for the Company's breeder flocks and gathering, grading, packaging and storing the hatch eggs produced from said flocks" for the Company. Plaintiffs seek unspecified amount of compensatory and punitive damages, as well as various forms of equitable relief.



On September 5, 2002, the Company filed its Motion to Dismiss and/or Transfer Jurisdiction and/or to Compel Arbitration and/or for Change of Venue. Plaintiffs responded to this motion and the Company replied to the Plaintiffs' response. A hearing of this motion was completed on November 18, 2003. Prior to completion of the hearing, the Company filed a request with the American Arbitration Association ("AAA") to arbitrate the claims made in this lawsuit. On June 7, 2004, the Chancery Court of Jefferson Davis County, Mississippi entered an Order denying all of the relief requested by the Company in its motion dated September 5, 2002. On June 29, 2004, the Company filed a Notice of Appeal and/or, in the Alternative, Petition to Appeal from Interlocutory Order and Motion for Stay Pursuant to M.R.A.P.5(c) with the Mississippi Supreme Court, requesting appellate review of the Chancery Court's Order. On August 11, 2004, the Mississippi Supreme Court entered its Order accepting jurisdiction under the Notice of Appeal portion of the Company's June 29, 2004, filing, but dismissed the Alternative Petition for Interlocutory Appeal portion of the same filing as moot. The court also agreed in its August 11, 2004, order to consolidate this case with the broiler grower lawsuit described above. The Mississippi Supreme Court continued the stay previously entered, holding in abeyance the trial court proceedings pending a ruling by it on the consolidated appeals of both grower lawsuits. This matter, together with the grower suit discussed above with which it has been consolidated before the Mississippi State Supreme Court, is currently being briefed before the court. The Company will vigorously defend the claims by the contract egg producers whether before a panel of arbitrators appointed by the AAA or before the court.

The Company is also involved in various other claims and litigation incidental to its business. Although the outcome of the matters referred to in the preceding sentence cannot be determined with certainty, management, upon the advice of counsel, is of the opinion that the final outcome should not have a material effect on the Company's consolidated results of operation or financial position.



BOARD OF DIRECTORS

Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer, Sanderson Farms, Inc.

John H. Baker, III
Proprietor of John H. Baker Interests

Lampkin Butts
President and Chief Operating Officer, Sanderson Farms, Inc.

Mike Cockrell
Treasurer and Chief Financial Officer, Sanderson Farms, Inc.

Beverly Wade Hogan
President of Tougaloo College

Phil K. Livingston
Retired Chairman and Chief Executive Officer, Deposit Guaranty National Bank of Louisiana, Hammond, Louisiana

Gail Jones Pittman
President, Gail Pittman, Inc.

Charles W. Ritter, Jr.
Retired President and Director of JRS, Inc., Kosciusko, Mississippi

Hugh V. Sanderson
Retired

Robert Buck Sanderson
Retired

William R. Sanderson
Retired

Rowan H. Taylor
Retired Chairman, Mississippi Valley Title Insurance Company

Donald W. Zacharias
President Emeritus, Mississippi State University

EXECUTIVE OFFICERS



Joe F. Sanderson, Jr.
Chairman of the Board and Chief Executive Officer

Lampkin Butts
President and Chief Operating Officer

Mike Cockrell
Treasurer and Chief Financial Officer

James A. Grimes
Secretary and Chief Accounting Officer



CORPORATE INFORMATION

CORPORATE OFFICES
Sanderson Farms, Inc.
225 North 13th Avenue
Post Office Box 988
Laurel, Mississippi 39441-0988
(601) 649-4030

TRANSFER AGENT
Mellon Investor Services
Suite 1900
200 Galleria Parkway
Atlanta, Georgia 30339
(770) 916-4186

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Suite 3900
701 Poydras Street
New Orleans, Louisiana 70139
(504)581-4200

FORM 10-K
The Form 10-K, including the financial statements and schedules thereto, for the year ended October 31, 2004, as well as other information about Sanderson Farms, may be obtained without charge by writing to Mr. Mike Cockrell, Treasurer and Chief Financial Officer, at the Company's corporate offices, or by visiting our web site at www.sandersonfarms.com

MARKET AND DIVIDEND INFORMATION



The Company's common stock is traded on the NASDAQ National Market System under the symbol SAFM. As of January 6, 2005, Sanderson Farms had approximately 23,700 beneficial holders of its common stock and 2,397 stockholders of record.

The following table shows quarterly cash dividends and quarterly high and low prices for the common stock for the past two fiscal years. National Market System quotations are based on actual sales prices.

	STOCK PRICE		
	HIGH	LOW	DIVIDENDS
FISCAL YEAR 2004			
First Quarter	$ 32.77	$ 22.79	$ .08
Second Quarter	$ 42.00	$ 33.22	$ .08
Third Quarter	$ 55.14	$ 37.21	$ .08
Fourth Quarter	$ 48.67	$ 31.49	$ .60

	STOCK PRICE		
	HIGH	LOW	DIVIDENDS
FISCAL YEAR 2003			
First Quarter	$ 14.21	$ 12.00	$ .07
Second Quarter	$ 13.60	$ 12.18	$ .07
Third Quarter	$ 20.39	$ 12.99	$ .06
Fourth Quarter	$ 23.44	$ 18.92	$ .41

On December 31, 2004, the closing sales price for the common stock was $43.28 per share.




Sanderson
Farms

225 North 13th Avenue
Post Office Box 988
Laurel, Mississippi 39441-0988